Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealers in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agents through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

MAJOR TRANSACTION

ACQUISITION OF AIRCRAFT

22 December 2017

- i -

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“Acquisition”	the acquisition of the Boeing Aircraft under the Boeing Aircraft Acquisition Agreement

“Articles of Association”	the articles of association of the Company

“available tonne kilometers” or “ATKs”	the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown

“Board”	the board of Directors

“Boeing”	the Boeing Company, the vendor to the Boeing Aircraft Acquisition Agreement

“Boeing Aircraft”	8 B777-300ER and 30 B737-8 aircraft, the subject matter of the Boeing Aircraft Acquisition Agreement

“Boeing Aircraft Acquisition Agreement”	the aircraft acquisition agreement entered into between Boeing and the Company on 20 October 2017, pursuant to which the Company agreed to acquire and Boeing agreed to sell the Boeing Aircraft

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, Macau and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively

“CSAHC”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling Shareholder of the Company

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries (as defined under the Listing Rules)

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Latest Practicable Date”	20 December 2017, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	share of RMB1.00 each in the capital of the Company

“Shareholder(s)”	the holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	supervisor(s) of the Company

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 55% by the Company

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Executive Directors:	Unit 301, 3/F, Office Tower
Wang Chang Shun (Chairman of the Board)	Guanhao Science Park Phase I
Tan Wan Geng (Vice Chairman of the Board)	12 Yuyan Street, Huangpu District
Zhang Zi Fang	Guangzhou
PRC 510530

Independent Non-Executive Directors:
Zheng Fan
Gu Hui Zhong
Tan Jin Song
Jiao Shu Ge

Supervisors:
Pan Fu (Chairman of the Supervisory Committee)
Li Jia Shi
Mao Juan
22 December 2017

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION

ACQUISITION OF AIRCRAFT

INTRODUCTION

Reference is made to the announcement of the Company dated 20 October 2017. The purpose of this circular is to provide you with, among other things, further details of the Acquisition.

BOEING AIRCRAFT ACQUISITION AGREEMENT

Date

20 October 2017 (after trading hours)

Parties

(i)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

LETTER FROM THE BOARD

(ii)	The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Boeing and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

8 B777-300ER and 30 B737-8 aircraft

Consideration

According to the information provided by Boeing, the catalogue price of each Boeing B777-300 and B737-8 aircraft is priced about US$317.7 million and US$103.7 million, respectively. Such catalogue price includes price for airframe and engine, which will be adjusted according to the delivery schedule.

The Boeing Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Boeing Aircraft, which is payable in cash, and determined after an arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of the substantial price concessions granted by Boeing in relation to the Boeing Aircraft. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Boeing Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Boeing Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group’s cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Boeing Aircraft, and the Stock Exchange has granted such waiver.

The Board is of the view that the extent of the price concessions granted to the Company in the Acquisition is comparable with the price concessions that the Group had obtained in the past. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and each of the previous purchase from Boeing on the Group’s operating costs taken as a whole.

LETTER FROM THE BOARD

Payment and delivery terms

The aggregate consideration for the Acquisition is payable by cash in United States dollars. The consideration will be partly payable by cash and partly by financing arrangements with banks or other institutions. The Boeing Aircraft will be delivered in stages to the Company during the period commencing from 2019 to 2020, of which 5 B777-300ER and 12 B737-8 aircraft will be delivered to the Company in 2019 and 3 B777-300ER and 18 B737-8 aircraft will be delivered to the Company in 2020. The total consideration will be paid to Boeing in instalments according to the respective delivery schedule for each of the relevant Boeing Aircraft from 2019 to 2020.

Source of funding

The Acquisition will be funded partly by internal resources of the Group and partly through loans or other finance arrangement by banks or other institutions. As of the date hereof, the Company has not entered into any agreement with any of these banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and comply with the applicable Listing Rules when the Company enters into any agreement with any institutions for financing the Acquisition. In addition, if the Company enter into any agreement for financing the Acquisition with any institution which is the connected person of the Company, the Company will further comply with the relevant requirements of the Listing Rules.

CONDITIONS PRECEDENT

The Acquisition is subject to the following:

(i)	the approval of the relevant government authorities in the PRC; and

(ii)	the Shareholders’ approval,

pursuant to the Listing Rules, the Articles of Association and the relevant rules and regulations of the Shanghai Stock Exchange. No Shareholder is required to abstain from voting in respect of the proposed resolution to approve the Acquisition.

REASONS FOR THE ACQUISITION

The Directors (including the independent non-executive Directors) consider that the Acquisition is consistent with the fleet development strategy of the Group under the 13th Five-Year Plan; and the Acquisition will help to satisfy the market demand of Beijing second airport and push forward the Group’s “dual-hub” strategy, so as to enhance the competitiveness of the Group. The Boeing Aircraft will increase the ATKs of the Group by 8.1%, when compared to the ATKs of the Group as at 31 December 2016, without taking into account the adjustment according to market conditions and age of the aircraft fleet.

The Directors (including the independent non-executive Directors) consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

IMPLICATION UNDER THE LISTING RULES

As the relevant percentage ratio for the Acquisition with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25% and less than 100%, the Acquisition will constitute a major transaction, therefore is also subject to the reporting, announcement and shareholders’ approval requirements under the Listing Rules.

The Acquisition is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

To the best of the knowledge, information and belief of the Directors, after having made all reasonable enquiries, no Shareholder or any of their respective associates have any material interest in the Boeing Aircraft Acquisition Agreement and the Acquisition, thus no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Boeing Aircraft Acquisition Agreement and the Acquisition. The Company has obtained a written shareholder approval from CSAHC, the controlling Shareholder holding approximately 50.59% of the total issued shares of the Company as at the date of this circular, in lieu of holding a general meeting to approve the Boeing Aircraft Acquisition Agreement and the Acquisition in accordance with Rule 14.44 of the Listing Rules.

PROSPECTS

In the second half of 2017, the global economy is expected to maintain a slow growth momentum. With further implementation of structural adjustment, the PRC economy will remain under great downward pressure. There are opportunities and challenges for the civil aviation industry in China. On one hand, the civil aviation market is in great demand and it is expected that the total passenger volume of the industry will maintain a growth rate of approximately 12.4%. Outbound travel will remain popular, and the number of passengers travelling outbound is expected to exceed 140 million, representing an increase of 14.8% as compared with the same period of the previous year, which is believed to reach a record high figure. Meanwhile, the exchange rates of RMB against US dollars is expected to strengthen and oil prices are anticipated to remain stable. On the other hand, the Company is also confronted with a variety of adverse factors such as increasingly severe security situation at home and abroad, acceleration of high-speed railways and increasingly intensified market competition. The Company will hold on to the safety bottom line, enhance operational efficiency through a variety of measures, insist on offering sincere services, continue to improve “China Southern e-Travel” and step up efforts in hub construction, with an aim to achieve better operating results for the year and bring greater return for our shareholders.

RECOMMENDATION AND SHAREHOLDERS’ WRITTEN APPROVAL

This circular is despatched to Shareholders for information purpose only. No general meeting will be convened for approving the Acquisition. As at the Latest Practicable Date, CSAHC, the controlling Shareholder holding approximately 50.59% of the total issued shares of the Company.

LETTER FROM THE BOARD

Although no general meeting will be convened, the Board considers that the Acquisition was entered into on normal commercial terms and the terms of the Acquisition are fair and reasonable and are in the best interests of the Company and the Shareholders as a whole, and the Company will continue to comply with the requirements of the Listing Rules and all the decisions made by the Board will be in the interests of the Company and its Shareholders as a whole. Accordingly, if a general meeting were convened for approving the Acquisition, the Board would have recommended the Shareholders to vote in favour of the Acquisition.

ADDITIONAL INFORMATION

Your attention is drawn to the financial and general information set out in the appendices to this circular.

By Order of the Board
Wang Chang Shun
Chairman

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	FINANCIAL INFORMATION OF THE GROUP

Financial information of the Group for six months ended 30 June 2017 and each of the three years ended 31 December 2016, 2015 and 2014 are disclosed in the following documents which have been published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com):

•	interim report of the Company for the six months ended 30 June 2017 published on 14 September 2017 (pages 62-93);

http://www.hkexnews.hk/listedco/listconews/SEHK/2017/0914/LTN20170914511.pdf

•	annual report of the Company for the year ended 31 December 2016 published on 27 April 2017 (pages 132-231);

http://www.hkexnews.hk/listedco/listconews/SEHK/2017/0427/LTN201704271358.pdf

•	annual report of the Company for the year ended 31 December 2015 published on 29 April 2016 (pages 122-204); and

http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0429/LTN20160429593.pdf

•	annual report of the Company for the year ended 31 December 2014 published on 22 April 2015 (pages 112-200).

http://www.hkexnews.hk/listedco/listconews/SEHK/2015/0422/LTN201504221086.pdf

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

2.	INDEBTEDNESS

At the close of business on 31 October 2017, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the total indebtedness of the Group was as follows:

RMB (Million)
Bank loans and other loans
Unsecured loans	26,263
Secured loans	915

Total	27,178

Obligations under finance leases
Secured obligations under finance leases without guarantee	65,092
Secured obligations under finance leases with guarantee	16

Total	65,108

Unsecured corporate bond	13,000

Unsecured medium-term notes	4,695

Unsecured ultra-short-term financing bills	1,000

Guarantees provided
Personal bank loans for pilot trainees	368

At 31 October 2017, bank and other loans of the Group of approximately RMB550 million were secured by certain aircraft with a carrying amount of RMB1,302 million. Bank and other loans of the Group of approximately RMB265 million were secured by certain land use right of RMB78 million and investment property of RMB32 million. Bank and other loans of the Group of approximately RMB100 million were secured by other flight equipment with a carrying amount of RMB208 million. Obligations under finance leases were secured by the relevant leased aircraft with a carrying amount of RMB78,890 million. In addition, obligations under finance leases of approximately RMB16 million were guaranteed by certain banks.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Save as aforesaid or as otherwise mentioned herein and apart from intra-group liabilities, the Group did not have any outstanding mortgages, charges, debentures, loan capital, debt securities, bank loans and overdrafts or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities as at the close of business on 31 October 2017.

The Directors are not aware of any material changes in the indebtedness or contingent liabilities of the Group since 31 October 2017.

3.	EFFECT

The Group’s principal business activity is that of civil aviation. Following the completion of the Acquisition, the Group’s passenger volume is expected to increase and operating cost per available seat kilometres is expected to decrease. The Boeing Aircraft will increase the ATKs of the Group by 8.1%, when compared to the ATKs of the Group as at 31 December 2016, without taking into account the adjustment to be made by the Company according to market conditions and age of the aircraft fleet. As a result, the Group’s profitability is expected to be better off. The Group therefore considered that the Acquisition is in the best interest of the Group.

As the Acquisition will be partly financed through loans or other finance arrangement by banks or other institutions. and partly financed by internal fund, the Acquisition may therefore result in an increase in the Company’s debt-to-equity ratio, but as the consideration for the Acquisition is payable by instalments, it is not expected to have any substantial impact on the Company’s cash-flow position or its business operations and the Acquisition will not add immediate financial burden to the Company. The Acquisition is not expected to result in any material impact on the earnings, assets and liabilities of the Group.

4.	MATERIAL ADVERSE CHANGE

The Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2016 (being the date to which the latest published audited financial statements of the Company were made up).

5.	WORKING CAPITAL

Taking into account the present internal resources and the available banking facilities of the Group, and considering the effect of the Acquisition, the Directors, after due and careful enquiry, are of the opinion that the working capital of the Group is sufficient for the Group’s requirement for at least 12 months from the date of this circular.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

APPENDIX II	GENERAL INFORMATION

Name of shareholder	Capacity	Type of Share	Number of Shares held		% of the total issued A Shares	% of the total issued H Shares	% of the total issued share capital of the Company
CSAHC (Note 1)	Beneficial owner	A Share	4,039,228,665	(L)	57.52%	—	40.04%
	Interest in controlled corporation	H Share	1,064,770,000	(L)	—	34.73%	10.55%
		Total	5,103,998,665	(L)	—	—	50.59%
Nan Lung Holding	Beneficial Owner	H Share	1,064,770,000	(L)	—	34.73%	10.55%
Limited (“Nan Lung”) (Note 1)	Interest in controlled corporation
American Airlines Group Inc. (Note 2)	Interest in controlled corporation	H Shares	270,606,272	(L)	—	8.83%	2.68%

Note:

1.	CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.01% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 33.72% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.
2.	American Airlines Group Inc. is deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines, Inc.
3.	As at the Latest Practicable Date, Mr. Wang Chang Shun, Mr. Tan Wan Geng and Mr. Zhang Zi Fang were also senior management of CSAHC.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executives and Supervisors of the Company, no other person (other than the Directors, chief executives or Supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

APPENDIX II	GENERAL INFORMATION

4.	MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

5.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)	None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2016, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b)	None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

6.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

7.	MISCELLANEOUS

(a)	The company secretary of the Company is Mr. Xie Bing.

Mr. Xie Bing, male, born in September 1973, 44, with a university degree, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member of The Hong Kong Institute of Chartered Secretaries, and has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on Stock Exchange. Mr. Xie is a CPC member and began his career in July 1995. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAHC from 2003 to 2007. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007 to December 2009. Mr. Xie has been the Company Secretary and Director of the Company Secretary Bureau since December 2009.

APPENDIX II	GENERAL INFORMATION

(b)	The registered address of the Company is at Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(c)	The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

8.	MATERIAL CONTRACTS

The following contracts have been entered into by the Group (not being contract entered into in the ordinary course of business) within the two years immediately preceding the date of this circular:

(a)	An insurance business platform cooperation framework agreement (the “Cooperation Framework Agreement”) dated 19 November 2015 between the Company and Southern Airlines Group Finance Company Limited (the “Finance Company”) on the sale of aviation insurance for two years from 1 January 2015 to 31 December 2016. Pursuant to the insurance business platform cooperation arrangements under the Cooperation Framework Agreement, the Company as the platform service provider, agreed to cooperate with the Finance Company, and authorise the Finance Company to use the various platforms of the Group including online channels and ground service counter channels as the sales platforms for sale of various insurances relating to aviation transportation including baggage insurance and aviation passenger accident insurance. The annual cap for the Cooperation Framework Agreement was set at RMB40 million and RMB60 million for each of the two years ending 31 December 2016, respectively.

(b)	A supplemental agreement dated 8 December 2015 to the Share Transfer Agreement, pursuant to which the parties agreed to adjust the consideration from RMB586,666,667 to RMB626,666,667 so as to reflect the profit attribution arrangement.

(c)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 1”) dated 17 December 2015 between the Company and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell 30 B737NG series aircraft and 50 B737MAX series aircraft. The catalogue price of each Boeing B737NG series aircraft and B737MAX is priced about US$81.16 million and US$96.07 million.

(d)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 2”) dated 17 December 2015 between Xiamen Airlines and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell 30 B737MAX series aircraft. The catalogue price of one Boeing B737MAX is priced about US$96.07 million.

(e)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 3”) dated 23 December 2015 between the Company and Airbus S.A.S., pursuant to which the Company agreed to acquire and Airbus S.A.S. agreed to sell 10 Airbus A330-300 aircraft. The catalogue price of one Airbus A330-300 aircraft is priced about US$227.36 million.

APPENDIX II	GENERAL INFORMATION

(f)	A share transfer agreement dated 2 February 2016 between the Company and CSAHC, pursuant to which the Company agreed to purchase and CSAHC agreed to sell 100% equity interests in SAIETC at the consideration of RMB400,570,400.

(g)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 4”) dated 26 April 2016 between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell 10 B737-800 aircraft. The catalogue price of one Boeing B737-800 is priced about US$85.06 million.

(h)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 5”) dated 27 July 2016 between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell 6 B787-9 aircraft. The catalogue price of one Boeing B787-9 is priced about US$230 million.

(i)	A financial services framework agreement (the “Financial Services Framework Agreement”) dated 26 August 2016 between the Company and Finance Company pursuant to which the Finance Company agreed to provide various financial services to the Group for a period of three years, while the Group also agreed to provide insurance business platform services to the Finance Company. The maximum daily balance of deposits (including the corresponding interests thereon) placed by the Group at any time during the life of the Financial Services Framework Agreement shall not exceed the cap which is set at RMB8 billion on any given day. In respect of the other financial services to be provided by the Finance Company to the Group, the total fees payable by the Group to the Finance Company shall not exceed RMB5 million for each of the three years ending 31 December 2019. The services fees to be charged by the Group for the integrated insurance business platform services shall not exceed RMB68.60 million, RMB79.35 million and RMB91.67 million for each of the three years ending 31 December 2019, respectively.

(j)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 6”) dated 12 October 2016 between the Company and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell 12 B787-9 aircraft. The catalogue price of each Boeing B787-9 aircraft is priced about US$271 million.

(k)	A sale and purchase agreement dated 15 December 2016 between Hainan Branch of the Company (as the purchaser) and China Southern Air Sanya Property Development Co., Ltd (as the vendor), under which the Company agreed to purchase a property at the total consideration of RMB56,089,800 (equivalent to HK$64,953,591). The property includes whole 4th floor of China Southern Air Sanya Headquarter Building located at No.360-2 Yingbin Road, Kedong District, Sanya, Hainan Province, the PRC with a gross floor area of approximately 2,123.5 square meters.

APPENDIX II	GENERAL INFORMATION

(l)	A passenger and cargo sales and ground services framework agreement dated 16 December 2016 (the “Passenger and Cargo Sales and Ground Services Framework Agreement”) entered into between the Company and China Southern Airlines Group Ground Services Co., Ltd. (“GSC”), a wholly-owned subsidiary of CSAHC, pursuant to which GSC agreed to provide certain services and charge agent service fees while the Company agreed to lease certain assets including transportation tools and equipment and workplace and charge rental thereon. GSC agrees to provide the following services to the Group: (i) domestic and international air ticket sales agency services; (ii) domestic and international airfreight forwarding sales agency services; (iii) chartered flight and pallets sales agency services; (iv) Import and export port and transfer services related to cargo operations; (v) ground services, including aircraft maintenance, cabin cleaning, cleaning, collecting and issuing of towels, entertaining equipment maintenance within aircraft, surface cleaning of aircraft and comprehensive ground services; and (vi) support to sales and services oriented to major direct customers of the Company. The maximum annual aggregate amount of the services fee payable by the Company to GSC under the Passenger and Cargo Sales and Ground Services Framework Agreement for each of the three years ending 31 December 2019 shall not exceed RMB270 million, RMB330 million and RMB400 million, respectively.

(m)	A property and land lease framework agreement (the “Property and Land Lease Framework Agreement”) dated 16 December 2016 between the Company and CSAHC, pursuant to which CSAHC agreed to (i) lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property and Land Lease Framework Agreement for each of the three years ending 31 December 2019 shall not exceed RMB130 million.

(n)	A capital increase agreement dated 23 December 2016 entered into by the Company, CSAHC, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Guangzhou Nanland Air Catering Company Limited (“Nanland Company”), under which each party agreed that each of the Company and CSAHC can increase the capital of Finance Company, up to RMB500 million in total. RMB348,597,550 of such capital increase will be used to increase the registered capital from RMB724,329,500 to RMB1,072,927,050, while RMB151,402,450 will be used to increase the capital reserve of Finance Company. Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland Company (non-wholly owned subsidiary of the Company) agreed to waive their rights to make capital contributions.

(o)	A share subscription agreement dated 27 March 2017 between the Company and American Airlines, Inc. (the “Subscriber”), pursuant to which the Company has agreed to issue, and the Subscriber has agreed to subscribe for 270,606,272 new H Shares, at the subscription price of HK$1,553.28 million.

(p)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 7”) dated 26 April 2017 between the Company and Airbus S.A.S., pursuant to which the Company agreed to acquire and Airbus S.A.S. agreed to sell 20 A350-900 aircraft. The catalogue price of each A350-900 aircraft is priced about US$289.9 million.

APPENDIX II	GENERAL INFORMATION

(q)	A finance lease agreement (“A321 Finance Lease Agreement”) dated 27 April 2017 between the Company and Guangzhou Nansha CSA Tianru Leasing Co., Ltd. (“CSA Leasing Company”), pursuant to which CSA Leasing Company agreed to provide finance leasing service to the Company in relation to one Airbus A321 aircraft. The total rental fee and handling fee for the A321 Finance Lease Agreement shall not exceed US$80,293,150.

(r)	A finance lease agreement (“A330 Finance Lease Agreement”) dated 27 April 2017 between the Company and CSA Leasing Company, pursuant to which CSA Leasing Company agreed to provide finance leasing service to the Company in relation to one Airbus A330 aircraft. The total rental fee and handling fee for the A330 Finance Lease Agreement shall not exceed US$170,634,700.

(s)	An aircraft finance lease framework agreement dated 26 May 2017 between the Company and CSA International Finance Leasing Co., Ltd. (“CSA International”), pursuant to which CSA International agreed to provide finance leasing service to the Company in relation to certain aircraft for the year ending 31 December 2017. The proposed cap on an annual basis shall not exceed US$1,309.1 million.

(t)	An A share subscription agreement (“A Share Subscription Agreement”) dated 26 June 2017 between the Company and CSAHC, pursuant to which CSAHC agrees to subscribe for, and the Company agrees to issue no less than 31% of the new A Shares at the subscription price to be determined according to certain mechanisms.

(u)	A supplement agreement I to the A Share Subscription Agreement dated 19 September 2017 between the Company and CSAHC, pursuant to which the A Share Subscription Agreement is amended to reflect the amendments of certain clauses.

(v)	A H share subscription agreement dated 26 June 2017 entered into between Nan Lung and the Company under which Nan Lung agrees to subscribe for, and the Company agrees to issue not more than 590,000,000 new H Shares (including 590,000,000 H Shares) at the subscription price of not less than HK$6.27 per new H Share (subject to adjustments). On 19 September 2017, the number of H Shares and the subscription price have been approved to be adjusted to not more than 600,925,925 H Shares (including 600,925,925 H Shares) and HK$6.156, respectively, pursuant to the Company’s implementation of the 2016 profit distribution.

(w)	A 2018-2019 finance and lease service framework agreement entered into between the Company and CSA International on 17 October 2017, pursuant to which CSA International agreed to (i) provide finance leasing service to the Company in relation to certain aircraft, aircraft related assets and aviation related equipment for the two years from 1 January 2018 to 31 December 2019, and the proposed annual transaction amount for the finance leasing service is US$2,621 million and US$3,126 million, respectively; and (ii) provide operating lease service to the Company in relation to certain aircraft and engines for the two years from 1 January 2018 to 31 December 2019, and the proposed annual transaction amount for the finance leasing service is US$150 million and US$240 million, respectively.

(x)	Boeing Aircraft Acquisition Agreement.

APPENDIX II	GENERAL INFORMATION

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong up to and including 5 January 2018:

(a)	Articles of Association;

(b)	the material contracts referred to in the paragraph headed “Material Contracts” in this Appendix;

(c)	the 2016 and 2015 Annual Reports.

The Company has applied a waiver for the Acquisition from strict compliance with Rule 14.58(4), Rule 14.66(10) and Appendix 1B paragraph 43(2)(b) to the Listing Rules from the Stock Exchange, so that only the redacted version of Aircraft Acquisition Agreement 1, Aircraft Acquisition Agreement 2, Aircraft Acquisition Agreement 3, Aircraft Acquisition Agreement 4, Aircraft Acquisition Agreement 5, Aircraft Acquisition Agreement 6, Aircraft Acquisition Agreement 7 and Boeing Aircraft Acquisition Agreement will be available for inspection by the public. Information in relation to the actual consideration will not be disclosed in the aforesaid aircraft acquisition agreements.